SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002.

Scania AB

SE-151 87 Södertälje
Sweden

Indicate by check mark whether the registrant files or will file annually under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

31 October 2002 SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

“In Europe, demand has developed somewhat better than expected, while uncertainty has increased with regard to the outlook for 2003. In Latin America, demand is weak and the effects of a new administration after the presidential election in Brazil are impossible to foresee. Scania’s service-related business has developed well, and together with action programmes in the form of a stricter price policy and more efficient production, the trend of earnings is expected to remain good for the rest of the year,” says Leif Östling, President and CEO.

First three quarters in brief	First nine months			Change in %
Units	USD m.*	2002	2001
Trucks and buses
—Order bookings		35,166	35,884	-2
—Deliveries		30,261	35,165	-14

Sales and earnings SEK m. unless otherwise stated

Sales, Scania products[1]	3,550	32,953	33,579	-2
Operating income, Scania products	261	2,425	1,924	26
Operating income, Scania Group	322	2,987	2,004	49
Income after financial items	265	2,462	1,524	62
Net income	197	1,831	1,037	77

Operating margin, Scania products, percent		7.4	5.7
Return on equity, percent[2]		11.7	14.8
Return on capital employed, excluding Customer Finance operations, percent[2]		12.5	14.4
Earnings per share, SEK	USD 0.99	9.16	5.19
Earnings per share excluding capital gain, SEK	USD 0.69	6.40	5.19
Cash flow excluding Customer Finance operations and divestments/acquisitions of companies	230	2,137	2,376
Cash flow excluding Customer Finance operations and including divestments/acquisitions of companies	356	3,302	1,479

Number of employees, 30 September		28,212	28,812
Number of shares: 200 million
[1]	Trucks, buses, engines and service-related products.
[2]	Calculations are based on rolling 12-month income.
*	Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.2825 = USD 1.00.

Unless otherwise stated, all comparisons in brackets refer to the same period of last year.
This report is also available at www.scania.com

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

SCANIA, FIRST THREE QUARTERS OF 2002—COMMENTS BY THE PRESIDENT AND CEO

“The operating income of the Scania Group was largely unchanged compared to the corresponding period of 2001, when the effects of new accounting principles and the capital gain from the divestment of Svenska Volkswagen AB and Din Bil AB have been excluded. The operating margin for Scania products amounted to 7.4 percent during the first nine months of 2002 and 7.0 percent during the third quarter,” notes Leif Östling, President and CEO of Scania.

“Operating income was mainly affected by the fact that about 5,000 fewer trucks and buses were delivered. Sales of service-related products—parts and workshop services—rose by 6 percent. Customer Financing continued to show good performance.

“In Europe, demand is divided. Order bookings increased in Great Britain, Italy and Spain while they declined in Germany. During the first nine months, order bookings in Europe were somewhat higher than during the corresponding period of 2001.

“The number of trucks delivered in western Europe was 11 percent lower than during the first nine months of 2001, and Scania’s market share was 13.5 percent. Demand for heavy trucks in western Europe now seems to have stabilised at a rolling annual rate of around 190,000 units.

“In central and eastern Europe, the positive trend continued. Future EU membership for a number of countries should contribute to continued favourable economic growth, and an increasing demand for transport equipment. Scania’s performance in the region was favourable, especially in Russia.

“Many newer used Scania trucks from western Europe are sold in central and eastern Europe. Scania’s share of this used truck market is higher than the 15 percent share we have in the region for new trucks. The flow of newer used trucks has kept up the sales volume of new trucks in western Europe.

“In the Middle East, demand remained good despite the unrest in the region. In the Far East, the positive volume trend continued, especially in South Korea.

“In European operations, order bookings for trucks rose by 8 percent, and to shorten delivery times, we increased the pace in our production workshops, while deliveries of components and vehicles from Latin America greatly increased.

“In Latin America, demand remained weak. The Argentine market was nearly non-existent. In Brazil, activity was low while waiting for the political strategy to become clear after the presidential election. During the third quarter, the currency weakened further by more than 25 percent, and the real now stands at about 4 per US dollar. Scania’s programme for increasing prices in Brazil to world market level remains in place, even though this has meant a significant decline in market share. Deliveries of components and complete vehicles to markets outside Latin America increased and had a positive effect on earnings in Latin America.

“In bus and coach operations, markets performed well in Europe, while order bookings in Latin America declined by around 30 percent. The restructuring of Scania’s European bus production is progressing largely as planned.

“Scania is currently displaying its trucks for the first time at the Tokyo Motor Show, the leading commercial vehicle exhibition in Asia. Together with our local sales partner Hino, we are displaying products intended for launching in the Japanese market. The task of defining other potential areas of co-operation between Hino and Scania continued.

“In Europe, demand has developed somewhat better than expected, while uncertainty has increased with regard to the outlook for 2003. In Latin America, demand is weak and the effects of a new administration after the presidential election in Brazil are impossible to foresee. Scania’s service-related business has developed well, and together with action programmes in the form of a stricter price policy and more efficient production, the trend of earnings is expected to remain good for the rest of the year,” Mr Östling concludes.

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002
SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

THE MARKET

In western Europe, demand increased during the third quarter. Measured as registrations, the total market for heavy trucks during the first nine months of the year was 157,853 (183,204) units. Scania’s market share amounted to 13.5 (13.6) percent. Order bookings in western Europe increased by 2 percent to 22,619 (22,112) units during the first nine months of 2002.

In central and eastern Europe, order bookings rose by 33 percent during the first nine months of 2002.

In Latin America, order bookings declined by 49 percent compared to the same period last year. In Argentina the decline was due to the political and economic crisis in the country, which essentially caused the market to disappear. In Brazil, decreased order bookings were mainly due to the mounting economic uncertainty, which had an adverse impact on the total market, plus the sharp price hikes that Scania has carried out. Scania’s market share in Brazil declined to 17.4 (28.9) percent during the first nine months of the year.

Order bookings for buses and coaches declined to 3,050 (3,488) units.

Scania’s deliveries of industrial and marine engines fell during the first nine months of the year to 2,198 (3,674) units.

Number of Scania heavy truck registrations, Scania’s 10 largest markets, January-September

	2002	2001	Change in %
Great Britain	3,726	4,063	-8
France	3,036	3,575	-15
Germany	2,622	3,098	-15
Spain	2,362	2,423	-2
Italy	2,240	2,414	-7
Brazil	2,169	3,960	-45
The Netherlands	1,570	1,836	-14
South Korea	1,397	864	62
Sweden	1,278	1,472	-13
Belgium	850	1,300	-35
Western Europe	21,240	24,931	-15

Scania’s market shares, heavy trucks,
Scania’s 10 largest markets,
January-September, percent

	2002	2001
Great Britain	16.6	15.8
France	9.7	9.9
Germany	7.9	7.7
Spain	12.8	12.0
Italy	12.9	13.6
Brazil	17.4	28.9
The Netherlands	17.0	17.1
South Korea	13.7	14.9
Sweden	49.1	48.4
Belgium	15.4	18.2
Western Europe	13.5	13.6

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

SALES

During the first nine months of 2002, the Scania Group’s deliveries of trucks totalled 27,765 units (31,892), which was a decline of 13 percent. Bus and coach deliveries totalled 2,496 units (3,273), a decline of 24 percent.

Sales of Scania products declined by 2 percent and amounted to SEK 32,953 m. (33,579). Compared to the preceding year, sales were positively influenced by currency rate effects of about SEK 550 m. including currency hedging.

Sales of service-related products rose by 6 percent to SEK 7,925 m. (7,495). The Scania Group’s sales amounted to SEK 33,837 m., compared to SEK 37,900 m. for the same period last year, when sales within car operations were included.

EARNINGS

The Scania Group’s total operating income during the first nine months amounted to SEK 2,987 m. (2,004). Capitalisation of research and development expenses positively affected operating income by SEK 425 m. during the first nine months of 2002. Operating income included capital gains of SEK 550 m. from the divestment of Scania’s shareholding in Swedish car operations. The operating margin for Scania products was 7.4 (5.7) percent. During the third quarter, operating income for Scania products amounted to SEK 709 m. (384), which resulted in an operating margin of 7.0 (3.7) percent.

Operating income for European operations3 amounted to SEK 3,667 m. (3,647), excluding research and development expenses as well as corporate costs. Compared to the same period of last year, earnings were favourably influenced by net currency effects of nearly SEK 800 m. as well as by high sales of service-related products. This was offset by lower production volume for both trucks and buses due to lower sales, together with increased internal deliveries from Latin American operations. In addition there were changeover-related expenses, among other things for European bus and coach operations. Third quarter operating income amounted to SEK 1,021 m. (920), which was equivalent to an operating margin of 10.8 (10.0) percent.

Operating income in Latin American operations amounted to SEK -62 m. (-201). Volume decreased both in Brazil and Argentina. The price hikes carried out in Brazil, cost savings in both Brazil and Argentina, an improved currency situation in Argentina as well as increased component and vehicle deliveries to European operations countered the effect of lower sales volume. During the third quarter, operating income amounted to SEK 41 m. (-118).

[3]	European operations are the portion of Scania’s operations that, in principle, supply all markets except Latin American ones with the company’s products and services.

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Corporate research and development expenses amounted to SEK 1,077 m. (1,407). Furthermore, SEK 425 m. (0) was capitalised.

Earnings in Customer Finance operations rose to SEK 248 m. (223). The Customer Finance portfolio amounted to SEK 25,031 m. (24,944).

Car operations4,5: The divestment of Scania’s shareholding in Swedish car operations during the second quarter resulted in a combined purchase price of more than SEK 1.3 billion, and a capital gain of SEK 550 m.

Net financial items totalled SEK -525 m. (-480). This lower figure was mainly due to somewhat higher interest rates, but also the fact that net financial items were influenced by positive currency rate effects in Latin America last year.

The Scania Group’s tax expenses were equivalent to 25.8 (32.0) percent of income after financial items. This lower tax rate was affected by the taxation of the capital gain from the divestment of Swedish car operations.

CASH FLOW

Scania’s cash flow, excluding Customer Finance operations and acquisitions/divestments, amounted to SEK 2,137 m. (2,376), of which SEK 1,149 m. (1,291) during the third quarter. Scania’s cash flow including acquisitions/divestments was SEK 3,302 m. (1,479) during the first nine months of 2002.

Tied-up working capital decreased by SEK 985 m. Higher tied-up inventories were offset by lower receivables and increased operating liabilities.

Net investments excluding acquisitions/divestments of businesses amounted to SEK -2,008 m. (-1,362) during the first nine months, of which capitalisation of corporate research and development expenses amounted to SEK -425 m. (0).

Acquisitions/divestments: The divestment of Swedish car operations resulted in a positive cash flow of SEK 1,332 m. In addition, Scania’s net indebtedness improved by SEK 220 m., since the buyer took over previous internal financing. Last year, cash flow was negatively affected by SEK 886 m. due to the acquisition of the Dutch sales and service company Beers.

MISCELLANEOUS

Number of employees

The total number of employees at the close of the first nine months of 2002 was 28,212, compared to 28,541 at year-end 2001. The net effect of acquisitions/divestments of companies resulted in a decrease of about 900 persons. Excluding acquisitions and divestments, the number of employees in European industrial operations rose by about 650 and in the commercial organisation by almost 200. In Latin American operations, the number of employees declined by more than 300.

[4]
Car operations included half the importer operations of the Svenska Volkswagen AB in Sweden; the wholly owned Swedish car dealership network Din Bil Sverige AB; and car dealership networks in Finland and Switzerland.

[5]
The divestment of Swedish car operations occurred effective from the beginning of 2002 and was completed during the second quarter when the EU’s competition authority approved the transactions. As a result of this, the sales and earnings of the divested Swedish car operations, which were booked in the report for the first quarter of 2002, were reversed in the second quarter. Only the accumulated capital gain thus remains.

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Changes in accounting principles
Beginning with the first quarter of 2002, Scania is applying recommendation RR 15 of the Swedish Financial Accounting Standards Council, related to intangible assets. This means that a certain portion of Scania’s corporate research and development expenditures is recognised as assets (capitalised) and amortised over its estimated useful life.

Scania is applying the same accounting principles as in 2001, except for the above mentioned change. This report follows recommendation RR 20 of the Swedish Financial Accounting Standards Council concerning interim reporting.

Södertälje, 31 October 2002

LEIF ÖSTLING
President and CEO

This interim report has not been subjected to special review by the company’s auditors.

Financial information from Scania
Scania’s Year-End Report 2002 will be published on 31 January 2003.

This report contains forward-looking statements that reflect management’s current views with respect to certain future events and potential financial performance. Such forward-looking statements involve risks and uncertainties that could significantly alter potential results. These statements are based on certain assumptions, including assumptions related to general economic and financial conditions in the company’s markets and the level of demand for the company’s products.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company’s registration contract with Stockholmsbörsen (formerly the OM Stockholm Stock Exchange) if and when circumstances arise that will lead to changes compared to the date when these statements were provided.

For further information, please contact:

Magnus Hahn, Business Communications	tel. +46-8 5538 3510, mobile tel. +46-70 551 7903

Joanna Daugaard, Investor Relations	tel. +46-8 5538 3716, mobile tel. +46-70 518 3716

Torbjörn Boije, Corporate Control	tel. +46-8 5538 2228, mobile tel. +46-70 591 5016

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Earnings by area of operations

Amounts in SEK m. unless otherwise stated	Nine months			Change in %	2001	Oct 01- Sep 02
	USD m.*	2002	2001
Number of trucks and buses delivered
European operations		27,100	29,322	-8	40,626	38,404
Latin American operations		3,855	6,000	-36	8,151	6,006
Internal delivered		-694	-157		-446	-983
Total Scania vehicles delivered		30,261	35,165	-14	48,331	43,427

Sales
European operations	3,316	30,783	30,192	2	42,496	43,087
Latin American operations	348	3,231	4,217	-23	5,806	4,820
Less intra-Group sales	-114	-1,061	-830	28	-1,089	-1,320

Total Scania products	3,550	32,953	33,579	-2	47,213	46,587
Car operations[6]	95	884	4,321		5,852	2,415

Scania Group total	3,645	33,837	37,900	-11	53,065	49,002
Operating income
European operations	395	3,667	3,647	1	5,066	5,086
Latin American operations	-7	-62	-201		-581	-442
Customer Finance operations	27	248	223	11	278	303
Research and development expenses	-116	-1,077	-1,407	-23	-1,955	-1,625
Corporate costs	-38	-351	-338	4	-452	-465

Total Scania products	261	2,425	1,924	26	2,356	2,857
Car operations[7]	61	562	80		111	593

Scania Group total	322	2,987	2,004	49	2,467	3,450
Operating margin in percent
European operations		11.9	12.1		11.9	11.8
Latin American operations		-1.9	-4.8		-10.0	-9.2

Total Scania products		7.4	5.7		5.0	6.1
Car operations		—	1.9		1.9	24.6

Scania Group total		7.3[8]	5.3		4.6	7.0

[6]
The wholly owned portion of the Swedish dealership network for Svenska Volkswagen products, Din Bil Sverige AB, as well as car dealership networks in Finland and Switzerland were included in the 2001 sales figure. Sales of Svenska Volkswagen products totalled SEK 3,456 m. during the first nine months of 2001.

[7]	Aside from wholly owned businesses, operating income in 2001 included the half-owned importing business Svenska Volkswagen AB. “Operating income” 2002 includes capital gain of SEK 550 m.

[8]	Excluding capital gains in car operations. Operating margin for the Scania Group including capital gains in car operations: 8.8%.

*	Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.2825 = USD 1.00.

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Sales by product category

Amounts in SEK m. unless otherwise stated	Nine months			Change in %	2001	Oct 01-Sep 02
	USD m.*	2002	2001
Trucks	2,068	19,199	20,881	-8	29,139	27,457
Buses	292	2,708	3,249	-17	4,701	4,160
Engines	34	316	462	-32	608	462
Service-related products	854	7,925	7,495	6	10,279	10,709
Used vehicles etc.	383	3,558	2,891	23	4,370	5,037
Revenue deferral[9]	-81	-753	-1,399		-1,884	-1,238

Total Scania products	3,550	32,953	33,579	-2	47,213	46,587
Car operations	95	884	4,321		5,852	2,415

Total	3,645	33,837	37,900	-11	53,065	49,002

[9]	Refers to the difference between sales recognised as revenues and sales value based on deliveries.

*	Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.2825 = USD 1.00.

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Income statement (Divested operations, see note)

Amounts in SEK m. unless otherwise stated	Nine months			Change in %	Q3			Oct 01-Sep 02
	USD m.*	2002	2001		2002	2001	2001
Sales	3,645	33,837	37,900	-11	10,381	11,707	53,065	49,002
Cost of goods sold	-2,822	-26,201	-30,201	-13	-8,014	-9,506	-42,601	-38,601

Gross income	823	7,636	7,699	-1	2,367	2,201	10,464	10,401
Research and development expenses[11]	-116	-1,077	-1,407	-23	-339	-401	-1,955	-1,625
Selling expenses[12]	-405	-3,765	-3,939	-4	-1,223	-1,299	-5,594	-5,420
Administrative expenses[13]	-68	-628	-614	2	-181	-183	-785	-799
Income from Customer Finance operations	27	248	223	11	82	81	278	303
Share of income of associated companies	2	23	42	-45	4	3	59	40
Capital gain from divestments in car operations	59	550	—	—	—	—	—	550

Operating income[10]	322	2,987	2,004	49	710	402	2,467	3,450
Financial revenues and expenses	-57	-525	-480	9	-178	-104	-926	-971

Income after financial items	265	2,462	1,524	62	532	298	1,541	2,479
Taxes	-68	-634	-487	30	-162	-101	-496	-643
Minority interests	0	3	0	—	2	2	3	6

Net income	197	1,831	1,037	77	372	199	1,048	1,842
Number of shares: 200 million
Operating margin, percent[14]		7.3	5.3				4.6
Return on equity, percent[15]		11.7	14.8				6.5
Return on capital employed, excluding Customer Finance operations, percent[15]		12.5	14.4				8.4
Return on capital employed, percent[15]		7.7	9.3				5.6
Earnings per share, SEK		9.16	5.19		1.86	0.99	5.24
[10] Includes depreciation of		-1,597	-1,595		-503	-530	-2,157	-2,159

[11]	Total research and development expenditure amounted to SEK 1,502 m., of which SEK 425 m. was capitalized. See page 6, “Changes in accounting principles”.

[12]	Selling expenses: Defined as sales-related expenses, including goodwill amortisation, in commercial companies and costs of central commercial-related resources.

[13]	Administrative expenses: Defined as Group-wide costs for management and for the staff units in European and Latin American operations.

[14]	Operating margin for January – September 2002, is reported excluding the capital gain in Car operations.

[15]	Calculations are based on an average of five measurement points (quarters).

*	Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.2825 = USD 1.00.

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Earnings by quarter

Amounts in SEK m. unless otherwise stated	2002				2001
	USD m.*	Q3	Q2	Q1	Full year	Q4	Q3	Q2	Q1
Sales
European operations	1,022	9,485	11,171	10,127	42,496	12,304	9,182	10,909	10,101
Latin American operations	130	1,208	909	1,114	5,806	1,589	1,387	1,570	1,260
Less intra-Group sales	-65	-600	-267	-194	-1,089	-259	-275	-276	-279

Total Scania products	1,087	10,093	11,813	11,047	47,213	13,634	10,294	12,203	11,082
Car operations	31	288	-844	1,440	5,852	1,531	1,413	1,585	1,323

Scania Group total	1,118	10,381	10,969	12,487	53,065	15,165	11,707	13,788	12,405
Operating income
European operations	110	1,021	1,427	1,219	5,066	1,419	920	1,218	1,509
Latin American operations	4	41	-45	-58	-581	-380	-118	-47	-36
Customer Finance operations	9	82	85	81	278	55	81	72	70
Research and development expenses	-37	-339	-346	-392	-1,955	-548	-401	-521	-485
Corporate costs[16]	-10	-96	-129	-126	-452	-114	-98	-125	-115

Total Scania products	76	709	992	724	2,356	432	384	597	943
Car operations	0	1	515	46	111	31	18	53	9

Scania Group total	76	710	1,507	770	2,467	463	402	650	952
Financial items	-19	-178	-141	-206	-926	-446	-104	-243	-133
Income after financial items	57	532	1,366	564	1,541	17	298	407	819
Net income	40.08	372	1,076	383	1,048	11	199	265	573
Earnings per share, SEK	0.20	1.86	5.38	1.92	5.24	0.05	0.99	1.33	2.87
Operating margin, percent
European operations		10.8	12.8	12.0	11.9	11.5	10.0	11.2	14.9
Latin American operations		3.4	-5.0	-5.2	-10.0	-23.9	-8.5	-3.0	-2.9

Scania products		7.0	8.4	6.6	5.0	3.2	3.7	4.9	8.5
Car operations		0.3	—	3.2	1.9	2.0	1.3	3.3	0.7

Scania Group total		6.8	—	6.2	4.6	3.1	3.4	4.7	7.7
[16]	Since certain corporate costs have been reclassified, figures for comparative periods have been adjusted.

*	Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.2825 = USD 1.00.

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Units by quarter (by geographic area)

	2002			2001
	Q3	Q2	Q1	Full year	Q4	Q3	Q2	Q1
Order bookings, trucks
Western Europe	6,732	7,633	8,254	30,158	8,046	6,105	8,125	7,882
Central and eastern Europe	888	1,077	836	2,825	713	731	770	611
Latin America	1,019	721	698	6,222	1,420	1,400	1,657	1,745
Asia	1,040	947	1,090	3,324	975	478	960	911
Other markets	323	376	482	1,388	367	225	391	405

Total	10,002	10,754	11,360	43,917	11,521	8,939	11,903	11,554
Trucks delivered
Western Europe	5,725	7,314	6,980	30,416	7,872	6,353	8,205	7,986
Central and eastern Europe	685	704	477	2,579	964	526	652	437
Latin America	951	759	786	6,181	1,507	1,354	1,811	1,509
Asia	759	1,082	638	2,994	972	607	771	644
Other markets	315	339	251	1,489	452	326	394	317

Total	8,435	10,198	9,132	43,659	11,767	9,166	11,833	10,893
Order bookings, buses
Europe	378	354	675	1,613	501	320	394	398
Latin America	399	216	359	1,522	143	356	645	378
Other markets	143	185	341	1,667	670	372	386	239

Total	920	755	1,375	4,802	1,314	1,048	1,425	1,015
Buses delivered
Europe	319	456	402	1,828	563	356	535	374
Latin America	225	151	294	1,595	378	508	424	285
Other markets	186	251	212	1,249	458	314	302	175

Total	730	858	908	4,672	1,399	1,178	1,261	834

Deliveries of industrial and marine engines totalled 2,198 (3,674) units during the first nine months of 2002

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Balance sheet
With Customer Finance operations reported according to the equity accounting method

Amounts in SEK m. unless otherwise stated	2002				2001
	USD m.*	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar
ASSETS
Intangible fixed assets	196	1,817	1,697	1,549	1,364	1,267	1,083	1,199
Tangible fixed assets[17]	2,574	23,896	23,730	24,689	25,695	26,265	25,803	25,043
Shares and participations	341	3,162	2,977	3,415	3,287	3,030	2,795	2,716
Inventories	845	7,844	7,641	8,352	7,880	8,660	8,844	9,225
Other receivables	946	8,787	9,604	10,729	11,016	11,865	12,298	11,612
Interest-bearing receivables	163	1,513	1,671	1,712	1,773	1,671	1,736	1,721
Liquid investments	378	3,505	3,118	3,743	3,931	2,828	3,222	2,882

Total assets	5,443	50,524	50,438	54,189	54,946	55,586	55,781	54,398
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	1,732	16,078	15,644	15,776	15,995	16,116	15,792	16,450
Provisions for pensions	204	1,896	1,911	2,174	2,087	2,010	1,937	1,921
Other provisions	370	3,435	3,322	3,488	3,670	3,329	3,364	3,182
Other liabilities[17]	2,252	20,897	20,888	21,354	21,473	23,128	22,152	21,725
Borrowings	885	8,218	8,673	11,397	11,721	11,003	12,536	11,120

Total shareholders’ equity and liabilities	5,443	50,524	50,438	54,189	54,946	55,586	55,781	54,398
Net indebtedness, excluding provisions for pensions	508	4,713	5,555	7,654	7,790	8,175	9,314	8,238
Debt/equity ratio		0.29	0.36	0.49	0.49	0.51	0.59	0.50
Equity per share, SEK	8.66	80.39	78.22	78.88	79.98	80.58	78.96	82.25
[17]
Tangible fixed assets include the value of deliveries with guaranteed residual values or with repurchase obligations that have not yet been recognised as revenues, and for which corresponding payments received have been reported among “Other liabilities”. The following amounts have been recognised:

Amounts in SEK m. unless otherwise stated	2002			2001
	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar
	9,075	9,129	9,326	9,821	10,255	9,926	9,628
*	Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.2825 = USD 1.00.

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Balance sheet
Customer Finance operations

Amounts in SEK m. unless otherwise stated	2002				2001
	USD m.*	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar
ASSETS
Lease assets	962	8,926	9,114	8,948	9,894	10,146	9,865	9,644
Financial receivables	1,735	16,105	15,693	15,499	15,197	14,798	13,894	13,117
Other assets	66	617	746	675	987	670	739	516
Liquid investments	15	141	140	163	176	272	128	426

Total assets	2,778	25,789	25,692	25,285	26,254	25,886	24,626	23,703
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	327	3,032	2,837	2,635	2,492	2,260	2,064	1,967
Borrowings	2,238	20,780	20,815	20,643	21,691	21,596	20,487	20,078
Other liabilities and provisions	213	1,977	2,040	2,007	2,071	2,030	2,075	1,658

Total shareholders’ equity and liabilities	2,778	25,789	25,692	25,285	26,254	25,886	24,626	23,703

Balance sheet
Including Customer Finance operations

Amounts in SEK m. unless otherwise stated	2002				2001
	USD m.*	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar
ASSETS
Intangible fixed assets	196	1,822	1,700	1,549	1,364	1,267	1,083	1,199
Tangible fixed assets	2,577	23,924	23,758	24,716	25,714	26,290	25,828	25,058
Shares and participations	14	131	140	780	795	770	732	750
Inventories	852	7,909	7,709	8,431	7,946	8,719	8,902	9,319
Other receivables	974	9,034	9,886	11,031	11,544	12,008	12,272	11,685
Interest-bearing receivables	1,898	17,622	17,368	16,812	16,969	16,470	15,630	14,816
Liquid investments	393	3,646	3,257	3,906	4,107	3,100	3,350	3,307

Total assets	6,904	64,088	63,818	67,225	68,439	68,624	67,797	66,134
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	1,732	16,078	15,644	15,776	15,995	16,116	15,792	16,450
Provisions for pensions	205	1,902	1,916	2,179	2,092	2,014	1,941	1,922
Other provisions	474	4,404	4,192	4,366	4,575	4,137	4,124	3,892
Other liabilities	1,366	12,678	12,578	12,863	12,365	13,758	12,917	12,672
Borrowings	3,127	29,026	29,488	32,041	33,412	32,599	33,023	31,198

Total shareholders’ equity and liabilities	6,904	64,088	63,818	67,225	68,439	68,624	67,797	66,134
Net indebtedness excluding provisions for pensions	2,734	25,380	26,231	28,135	29,305	29,499	29,673	27,891
Equity/assets ratio, %		25.1	24.5	23.5	23.4	23.5	23.3	24.9
*	Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.2825 = USD 1.00.

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Statement of changes in shareholders’ equity

Amounts in SEK m. unless otherwise stated	USD m.*	2002	2001
Shareholders’ equity, 1 January	1,723	15,995	15,698
Translation differences	-113	-1,048	781
Net income for the period	197	1,831	1,037
Dividends to shareholders	-75	-700	-1,400

Shareholders’ equity, 30 September	1,732	16,078	16,116

*	Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.2825 = USD 1.00.

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Statement of cash flow

Amounts in SEK m. unless otherwise stated	Nine months			2002				2001
	USD m.*	2002	2001	USD m.*	Q3	Q2	Q1	Q3
Cash from operating activities	340	3,160	2,479	108	1,007	1,193	960	628
Change in working capital etc.	107	985	1,259	100	923	403	-341	1,127

Cash flow from operating activities	447	4,145	3,738	208	1,930	1,596	619	1,755
Net investments excluding acquisitions/divestments of companies	-217	-2,008	-1,362	-84	-781	-738	-489	-464

Cash flow before acquisitions/divestments of companies	230	2,137	2,376	124	1,149	858	130	1,291
Net investment through acquisitions/divestments of companies	126	1,165	-897	-3	-28	1,322	-129	-11

Cash flow excluding Customer finance operations	356	3,302	1,479	121	1,121	2,180	1	1,280
Expansion in Customer Finance operations	-39	-365	-1,661	6	62	-574	147	-416

Change in net indebtedness including Customer Finance operations	317	2,937	-182	127	1,183	1,606	148	864
Change in indebtedness through financing activities	-266	-2,463	900	-82	-767	-1,415	-281	-1,098
Dividend to shareholders	-75	-700	-1,400	0	0	-700	0	0

Net change in liquid assets and short-term investments	-24	-226	-682	45	416	-509	-133	-234
Effect of exchange rate fluctuations on liquid assets and short-term investments	-25	-235	201	-3	-27	-140	-68	-16
Liquid assets and short-term investments at beginning of period	442	4,107	3,581	351	3,257	3,906	4,107	3,350

Liquid assets and short-term investments at end of period	393	3,646	3,100	393	3,646	3,257	3,906	3,100

*	Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.2825 = USD 1.00.

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Number of employees

	2002			2001
	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar
Research and development, production as well as corporate units	14,275	13,977	13,805	13,403	13,706	13,698	13,963
Commercial companies	9,768	9,580	10,753	10,688	10,600	10,478	10,428

European operations	24,043	23,557	24,558	24,091	24,306	24,176	24,391
Latin American operations	3,877	3,937	4,014	4,199	4,269	4,246	4,160
Customer Finance operations	292	281	247	251	237	230	219

Total number of employees	28,212	27,775	28,819	28,541	28,812	28,652	28,770

SCANIA INTERIM REPORT—JANUARY—SEPTEMBER 2002

Note, divested operations

Income statement
Amounts in SEK m. Unless otherwise stated	Divested operations (Cars)					Remaining operations
	Nine months		Q3		Full year	Nine months		Q3		Full year
	2002	2001	2002	2001	2001	2002	2001	2002	2001	2001
Sales	—	3,456	—	1,141	4,755	33,837	34,444	10,381	10,566	48,310
Cost of goods sold	—	-3,135	—	-1,046	-4,326	-26,201	-27,066	-8,014	-8,460	-38,275

Gross income	—	321	—	95	429	7,636	7,378	2,367	2,106	10,035
Research and development expenses	—	0	—	0	0	-1,077	-1,407	-339	-401	-1,955
Selling expenses	—	-276	—	-88	-355	-3,765	-3,663	-1,223	-1,211	-5,239
Administrative expenses	—	0	—	0	0	-628	-614	-181	-183	-785
Income from Customer Finance operations	—	0	—	0	0	248	223	82	81	278
Share of income of associated companies	—	29	—	9	30	23	13	4	-6	29
Capital gain in car operations	550	—	—	—	—	0	—	—	—	—

Operating income	550	74	—	16	104	2,437	1,930	710	386	2,363
Financial revenues and expenses	—	-14	—	-5	-17	-525	-466	-178	-99	-909

Income after financial items	550	60	—	11	87	1,912	1,464	532	287	1,454
Taxes	—	-17	—	-3	-22	-634	-470	-162	-98	-474
Minority interest	—	0	—	0	0	3	0	2	2	3

Net income	550	43	—	8	65	1,281	994	372	191	983
Operating margin, percent		2.1		1.4	2.2	7.2	5.6	6.8	3.7	4.9

The divestment of Swedish car operations, including the half-owned Svenska Volkswagen AB and the wholly owned dealership group Din Bil Sverige AB, that was agreed upon during the first quarter was completed during June in conjunction with approval by competition authorities and payment from the buyer. On January 1, the reported value of the assets in the divested operations in the Scania accounts was SEK 1,575 m. and liabilities and provisions amounted to SEK 818 m. During 2001 the cash flow from the discontinued operations was SEK -20 m., net investments were SEK -75 m. and the change in indebtedness due to financing activities was SEK 85 m. The capital gain from the divestment was SEK 550 m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2002	By:	/s/ PETER HÄRNWALL
Name: Peter Härnwall Title: Senior Vice President Corporate Control